U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14F-1

Under the Securities Exchange Act of 1934

DST MEDIA, INC.
(Exact name of registrant as specified in its corporate charter)

0-49749
(Commission File Number)

Delaware
(State of Incorporation)

95-4881015
(I.R.S. Employer Identification No.)

2541 Monroe Avenue, Suite 301, Rochester, New York  14618
(Address of principal executive offices)

(585) 244-1840
(Registrant's telephone number, including area code)


DST MEDIA, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

    This Information Statement is being delivered on or about November 15, 2005 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of DST MEDIA, INC., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

    On November 3, 2005, Lauren Scott, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with E-Cap Ventures Corp, which results in a restructuring of the Company's management, Board, and ownership.

    Pursuant to the terms of the Agreement, on November 15, 2005 Lauren Scott will sell 8,280,000 shares of the Company, representing at that time 100% of the outstanding Common Stock, to E-Cap Ventures Corp. As consideration for the purchase of the shares, E-Cap Ventures Corp will pay the sum of $25,000.

    On November 15, 2005, in accordance with the Agreement, Lauren Scott will resign as the sole director and officer and appoint Morris Diamond as the sole director of the Company. Morris Diamond will not take office until ten (10) days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

    On November 15, 2005 there were 8,280,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of November 15, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Title of Class
Name and Address of
Beneficial Owner (1)
Amount and
 Nature of
 Beneficial
 Ownership
Percent of
 Class (2)
Common Stock
E-Cap Ventures Corp
2541 Monroe Avenue, Suite 301
Rochester,  New York  14618
8,280,000
100%
Common Stock
All Officers and Directors as a
Group (1 person)
8,280,000
100%
_____________

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2)	Based upon 8,280,000 shares issued and outstanding.

Changes in Control

    On November 15, 2005, E-Cap Ventures Corp will acquire 8,280,000 shares from Lauren Scott in a private transaction. E-Cap Ventures Corp will become the "control person" of the Registrant as that term is defined in the Secur-ities Act of 1933, as amended. Simultaneously with this transaction, Lauren Scott resigned as an officer and director and appointed Morris Diamond to the Board and which appointment is effective ten (10) days after mailing of this Information Statement Morris Diamond also was appointed as President, Secretary and Treasurer of the Company.

    Prior to the sale, the Company had 8,280,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

    The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

    The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or exec-utive officer of the Company effective 10 days after the mailing of this
Information Statement.   The executive officers of the Company are elected
annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name
Position
Morris Diamond
President, Secretary, Treasurer
and Director

    On November 15, 2005, Morris Diamond was elected and appointed Chairman of the Board, President, Secretary and Treasurer of DST Media, Inc. In the past ten years, Morris Diamond has served as principle of Southward Investments, a business and financial consulting company, whose specialty is arranging reverse mergers. Mr. Diamond has also been a principle in Todd-Mart, Inc, a designer, builder and manager of shopping plazas in upper New York State.
    Mr. Diamond's previous related business experience includes acting as principle in Diamond Electric Corp, a wholesale electrical supply and contracting business.

Certain Relationships and Related Transactions

    Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC ini-tial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

    The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table

    The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31,2004.
  Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.



SUMMARY COMPENSATION TABLE

Annual Paid Compensation                        Long Term Compensation
-------------------------                      ------------------------
              Awards                              Payouts

                               OTHER    RESTRICTED  SECURITIES            ALL
                               ANNUAL   STOCK      UNDERLYING   LTIP    OTHER
            SALARY    BONUS    COMP.    AWARDS      OPTIONS   PAYOUTS    COMP.
        YEAR ($)      ($)       ($)      ($)       SARS (#)     ($)      ($)
NAME AND
PRINCIPAL
POSITION
-------------------------------------------------------------------------------

NONE



                                 OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                 (INDIVIDUAL GRANTS)


       NUMBER OF SECURITIES     PERCENT OF TOTAL
         UNDERLYING           OPTIONS/SAR'S GRANTED
       OPTIONS/SAR'S          TO EMPLOYEES IN FISCAL  EXERCISE
						     OF BASE PRICE
NAME    GRANTED (#)              YEAR                 ($/SH)    EXPIRATION DATE
-------------------------------------------------------------------------------
NONE


            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                  AND FY-END OPTION/SAR VALUES


                                                                 Value of Un-
                                      Number of Unexercised      exercised In
       Shares Acquired                Securities Underlying      The-Money
           On            Value        Options/SARs At            Option/SARs At
Name     Exercise (#)   Realized ($)  Fy-End (#)                 FY-End ($)
				      Exercisable/Unexercisable	 Exercisable/
								 Unexercisable
------------------------------------------------------------------------------
NONE



SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  November 17, 2005		DST MEDIA, INC.


					By: ___________________________
					E-Cap Ventures Corp
					President:  Morris Diamond